UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

 PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File No. 0-53646

Grown Rogue International Inc. (formerly: Novicius Corp..)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.        Grown Rogue International Inc., (formerly: Novicius Corp.) wholly owned subsidiary, Novicus Acquisition Corp. Articles of Amendment, effective November 5, 2018, as filed on Sedar on November 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 6, 2018	GROWN ROGUE INTERNATIONAL INC.
(Formerly: NOVICIUS CORP.)

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

For Ministry Use Only A l’usage exclusif du ministere Ministry of Government and Consumer Services Ontario CERTIFICATE This is to certify that these Articles are effective on November 05	Ministere des Services gouvernementaux et des services aux consommateurs CERTIFICAT Cecl certifle que les presents statuts entrent en vigueur le Novembre, 2018	Ontario Corporation Number Numero de Ia societe en Ontario 2627391

ARTICLES OF AMENDMENT

STATUTS DE MODIFICATION

 1.   The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)

Denomination sociale actuelle de Ia societe (ecrire en LETTRES MAJUSCULES SEULEMENT):

Form 3 Business Corporations Act	N	O	V	I	C	I	U	S	A	C	Q	U	I	S	I	T	I	O	N	C	O	R	P	.

Formule 3 Loi sur /es societies par actions	2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s’il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT)

3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 2018/03/26
(Year, Month, Day) (annee, mois, jour)

4.    Complete only if there is a change in the number of directors or the minimum I maximum number of directors.

II faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a change.

	Number of directors is/are:											minimum and maximum number of directors is/are:
	Nombre d’administrateurs:											nombres minimum et maximum d’administrateurs :

	Number											minimum and maximum
	Nombre											minimum et maximum
or ou

5. These articles of the corporation are amended as follows:
Les statuts de la societe sont modifies de la facon suivante:
See pages 1A & 1B incorporated into this form.

 6.    The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les societes par actions.

 7.     The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le

2018, 11, 02

(Year, Month, Day) (annee, mois, jour)

These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire.

NOVICIUS ACQUISITION CORP.
(Name of Corporation) (Denomination sociale de Ia societe)

By/
Par:

/s/ J. C. Cassina	Secretary
(Signature)	(Description of Office)
(Signature)	(Fonction)

1A

The articles of the Corporation are hereby amended as follows:

A.	by re-designating the existing issued and unissued Common Shares as Class A Common Shares;

B.	by increasing the classes and maximum number of shares the Corporation is authorized to issue by creating a new class of an unlimited number of Class B Common Shares;

C.	following the amendment of the articles as set out above, the authorized capital of Corporation shall consist of:

(i)        an unlimited number of Class A Common Shares; and

(ii)       an unlimited number of Class B Common Shares.

D.	the rights, privileges, restrictions and conditions attaching to the Class A Common Shares and Class B Common Shares shall be as follows:

CLASS A COMMON SHARES

(a)	Voting. The holders of the Class A Common Shares shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, with each Class A Common Share being entitled to one (1) vote.

(b)	Dividends. Subject to the provisions of the Business Corporation Act (Ontario) (the “Act”), and subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to the Class A Common shares, the holders of record of the Class A Common Shares shall be entitled to receive and the Corporation shall pay thereon in each fiscal year of the Corporation, if and when declared by the directors of the Corporation, non-cumulative dividends in such amounts as the directors of the Corporation may determine. At the discretion of the Board of Directors, dividends can be declared to the holders of Class A Common Shares to the exclusion of the holders of any other class of shares of the Corporation then outstanding.

(c)	Participation upon Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the Class A common shares, be entitled to participate rateably in any distribution of the assets of the Corporation pari passu on a share-per-share basis with the holders of the Class B Common shares.

1B

CLASS B COMMON SHARES

(a)	Voting. The holders of the Class B Common Shares shall be entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, with each Class B Common Share being entitled to one (1) vote.

(b)	Dividends. Subject to the provisions of the Business Corporation Act (Ontario) (the “Act”), and subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to the Class B Common shares, the holders of record of the Class B Common Shares shall be entitled to receive and the Corporation shall pay thereon in each fiscal year of the Corporation, if and when declared by the directors of the Corporation, non-cumulative dividends in such amounts as the directors of the Corporation may determine. At the discretion of the Board of Directors, dividends can be declared to the holders of Class B Common Shares to the exclusion of the holders of any other class of shares of the Corporation then outstanding.

(c)	Participation upon Liquidation, Dissolution or Winding Up. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to the Class B common shares, be entitled to participate rateably in any distribution of the assets of the Corporation pari passu on a share-per-share basis with the holders of the Class A Common shares.